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                             May 28, 2021

       Hahn Lee
       Chief Financial Officer
       Bright Lights Acquisition Corp.
       12100 Wilshire Blvd, Suite 1150
       Los Angeles, CA 90025

                                                        Re: Bright Lights
Acquisition Corp.
                                                            Form 8-K Filed May
28, 2021
                                                            File No. 001-39846

       Dear Mr. Lee:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed May 28, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or
       Completed Interim Report., page 2

   1.                                                   Your disclosure
indicates that an audit report of your Independent Accountants should no longer be relied upon.
However, it appears that your financial statements should also no longer be relied upon.
Please amend your Form 8-K to include an identification of the financial statements
and years or periods covered that should no longer be relied upon, in accordance with Item
4.02(a)(1).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.
 Hahn Lee
Bright Lights Acquisition Corp.
May 28, 2021
Page 2


FirstName LastNameHahn Lee                     Sincerely,
Comapany NameBright Lights Acquisition Corp.
                                               Division of Corporation Finance
May 28, 2021 Page 2                            Office of Real Estate &
Construction
FirstName LastName